OLB Group, Inc.

1120 Avenue of the Americas, 4th Floor

New York, NY 10036

June 28, 2024

VIA EDGAR

Jenna Hough

Division of Corporation Finance

Office of Trade & Services
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	OLB Group, Inc.
Registration Statement on Form S-3 Filed June 20, 2024
File No. 333- 280347

Dear Ms. Hough:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OLB Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on July 2, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP